SWS GROUP, INC.

1201 ELM STREET

SUITE 3500

DALLAS, TEXAS 75270

PHONE NUMBER:	214/859-1800
FAX NUMBER:	214/859-9309

September 9, 2005

VIA EDGAR

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SWS Group, Inc. Form 10-K for the fiscal year ended June 25, 2004 Form 10-Q for the nine months ended March 31, 2005 File No. 000-19483

Dear Mr. Nolan:

This letter sets forth the responses of SWS Group, Inc., a Delaware corporation, to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated August 2, 2005, with respect to the above-referenced filings.

For the convenience of the staff, we have set forth below the text of each of the staff’s comments included in the comment letter followed by our response.

Form 10-K for Year ended June 25, 2004

MD&A, Banking Group, page 19

1.	We refer to the statement in the “Business, Banking Group” section on page 6 that states FSB Financial purchases non-prime loans collateralized by liens on automobiles and light trucks that are generated by car dealers and other institutions. In this regard, if material, tell us and discuss in future filings any concerns regarding the valuation of residual values of non-prime auto loans, including whether these residual value are guaranteed or unguaranteed. Tell us and describe in future filings your accounting policies with respect to determining impairments on residual values of auto loans.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

Response:

We will replace the current paragraph for FSB Financial in the “Business—Products and Services—Banking Group” with the following discussion:

FSB Financial, a 90% owned subsidiary of the Bank, purchases non-prime retail installment automobile loan portfolios. In order to mitigate credit risk and collateral risk, FSB Financial evaluates the payment performance of each loan, the collateral value of each vehicle and loan to value ratios. We also purchase seasoned loans or seek limited recourse against the seller for defaults. The residual value of the loans is not guaranteed by the seller. (See also “Management’s Discussion and Analysis—Overview—Events and Transactions” and “—Risk Management—Credit Risk—Banking Group”).

We will include the following discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Credit Risk—Banking Group”:

At FSB Financial, the valuation of residual non-prime auto loans involves both credit risk and collateral value risk. Non-prime loans involve higher loss risk due to the lower credit quality of the borrower. Creditors mitigate this risk in pricing the loan at origination; generally, the interest rate is higher to compensate for the higher credit risk. FSB Financial further mitigates credit risk by purchasing bulk loans at a discount to increase the overall yield which compensates for inherent losses in the purchased portfolios. We purchase seasoned loans, which reduce credit losses due to early defaults, or seek indemnifications from the seller for early defaults. Collateral value risk is addressed by adhering to established criteria regarding vehicle age, loan-to-value ratio and vehicle mileage limitations. In addition, we will not purchase a loan if the borrower has not provided proof of insurance on the collateral vehicle.

In evaluating impairments on residual values of auto loans FSB Financial follows the following accounting authoritative literature:

a.	SEC Staff Accounting Bulletin No. 102

b.	FASB No. 5, Accounting for Contingencies

c.	FASB No. 114, Accounting for Impairment of a Loan

d.	EITF Topic No. D-80, Application of FASB No. 5 and No. 114 to a Loan Portfolio

e.	FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

f.	AICPA Audit and Accounting Guide, Depository and Lending Institutions

g.	FRR No. 28, Procedural Discipline in Determining the Allowance and Provision for Loan Losses to be reported.

We will place the following paragraph in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Allowance for Probable Loan Losses”:

In accordance with generally accepted accounting principles, FSB Financial evaluates risk based upon large homogenous pools rather than specific individual loans. FSB Financial evaluates its loan portfolio for inherent losses by stratifying the portfolio into risk pools based upon credit quality consistent with ratings defined by the Office of Thrift Supervision. Each pool is then evaluated for credit risk based upon historical losses of similar credits and other relevant information. An Allowance for Probable Loan Losses is established for estimable losses for each category of loans as indicated by the analysis. This review is performed monthly and current information is incorporated into management’s review of residual values.

2.	We refer to Note 24, “Segment Reporting” on page F-32 that shows net income of the Banking Group for fiscal 2004 and 2003 was 431% and 267% of consolidated net income for each year. In light of the material effect of the operations of the Banking Group on consolidated operations, in future filings please expand your discussion of interest rate sensitivity to include one of the following:

•	A gap analysis that explains the matching of the maturity and rate structure of your interest-bearing assets and liabilities at a given point in time. The analysis should include a GAP table to show your estimated rate sensitivity with respect to the repricing of assets and liabilities.

•	A balance sheet and interest rate shock analysis to explain the effects of interest rate sensitivity at hypothetical higher and lower interest rates in one and two percent increments.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

Response:

We will include the following discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Market Risk—Interest Rate Risk—Banking Group”:

Our primary emphasis in interest rate risk management for the Bank is the matching of assets and liabilities of similar cash flow and re-pricing time frames. This matching of assets and liabilities reduces exposure to rate movements and aids in stabilizing positive interest spreads. We strive to structure our balance sheet as a natural hedge by matching floating rate assets with variable short term funding and by matching fixed rate liabilities with similar longer term fixed rate assets. The Bank has established percentage change limits in both interest margin and net portfolio value. To verify that the Bank is within the limits established for interest margin, the Bank prepares an analysis of net interest margin based on various shifts in interest rates. To verify that the Bank is within the limits established for net portfolio value, the Bank analyzes data prepared by the Office of Thrift and Supervision (“OTS”) for interest rate sensitivity of the Bank’s net portfolio. These analyses are conducted on a quarterly basis for the Bank’s Board of Directors.

The following table illustrates the estimated change in net interest margin based on shifts in interest rates of positive 300 basis points and negative 200 basis points:

Hypothetical Change in Interest Rates	Projected Change in Net Interest Margin
+300	4.65%
+200	3.10%
+100	1.55%
0	0%
-100	-1.65%
-200	-3.62%

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

The following GAP Analysis table indicates the Bank’s interest rate sensitivity position at June 30, 2005:

	Repricing Opportunities
(in thousands)	0-6 months	7-12 months	1-3 years	3+ years
Earning Assets:
Loans	$639,544	$41,841	$64,406	$25,537
Securities and FHLB Stock	6,382	—	—	269
Interest Bearing Deposits	7,179	—	—	—

Total Earning Assets	653,105	41,841	64,406	25,806

Interest Bearing Liabilities:
Transaction Accounts and Savings	427,216	—	—	—
Certificates of Deposit	41,730	58,238	15,750	10,540
Borrowings	110,150	731	12,487	22,321

Total Interest Bearing Liabilities	579,096	58,969	28,237	32,861

GAP	$74,009	$(17,128)	$36,169	$(7,055)

Cumulative GAP	$74,009	$56,881	$93,050	$85,995

MD&A, Results of Operations, page 20

3.	We refer to the reserve of $3.4 million provided during the first quarter of fiscal 2003 for fraudulent mortgages purchased from a New York based mortgage bank which were sold twice by that bank. Please tell us and disclose in this section in future filings the corrective actions that have been taken by SWS to obtain reasonable assurance that this type of fraud will not occur in the future.

Response:

We will include the following discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Events and Transactions—Fraudulent Mortgages”:

The Bank has taken specific actions to enhance the control environment of this line of business. The Bank hired a new senior manager with extensive experience to head the purchased mortgage loan business and hired additional staff to monitor, more closely, collateral documents and aged loans. In addition, all control procedures were reviewed and

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

enhancements were made to our funding procedures, aged loan monitoring procedures, purchase procedures and collateral procedures. All customer relationships were thoroughly reviewed, resulting in the termination of several relationships. A detailed review of the standard customer contract resulted in significant changes to the contract. These steps were taken subsequent to the fraud and have improved efficiency and enhanced internal controls.

Note 1(a), Significant Accounting Policies, General and Basis of Presentation, Asset Management Group, page F-8

4.	We refer to the loan made by the Westwood Group to five executive officers of Westwood for $4.093 million that was used by the officers to acquire a 19.8% interest in Westwood. Considering the loans were made on a full recourse basis and were payable in nine years, please disclose in future filings the current payment status of these loans. In this regard, we refer to Note 12, “Equity based compensation in 2001” on page F-20 of the December 31, 2004 10-K of Westwood Group that states the Notes Receivable from stockholders for $4.093 million had been fully repaid by the shareholders in 2003.

Response:

The notes referenced in the above comment were notes receivable on the financial statements of SWS Group, Inc.’s subsidiary, the Westwood Group, prior to the spin-off of the Westwood Group in June 2002. As noted in Westwood Holding Group, Inc.’s Form 10-K dated December 31, 2004, “the Company [defined as Westwood Holding Group, Inc.] loaned the executive officers $4,093,000 on a full-recourse basis, evidenced by notes secured by the stock, payable in nine years and bearing interest at 3.93%.” Upon the spin-off, the notes were assets of Westwood Holding Group, Inc., not SWS Group, Inc. As a result, we have not disclosed the payments made by the executive officers or the eventual pay-off of these loans in 2003. We are no longer disclosing the Westwood Group spin-off in our notes to the financial statements as the transaction occurred in fiscal 2002, which is no longer in the scope of our Form 10-K’s reporting period.

Note 1(l), Minority Interest, page F-12

5.	We note that the minority interest in consolidated subsidiaries in the consolidated income statement on page F-3 was 38% and 64% of net income before extraordinary gain for 2004 and 2003 respectively. In future filings, please describe in this footnote how the minority interest originated and the reasons for the decrease in the minority interest in 2004.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

Response:

When SWS acquired First Savings Bank in April of 2000, the Bank had three subsidiaries, First Consumer Credit LLC (47% interest), FSB Financial LLC (75%, subsequently increased to 90%) and FSB Development LLC (100%), which, in turn, owned 50% of a real estate development partnership. Minority interest in consolidated subsidiaries on the income statement for SWS is derived from these subsidiaries. In fiscal 2002, the Bank sold its interest in First Consumer Credit. In fiscal 2003, FSB Development, a entity that primarily develops lots in single family developments, was in the final stages of selling lots in its 50% owned partnership and consequently, produced greater than average earnings in that year. Below is a table showing the distribution of minority interest in consolidated subsidiaries from each subsidiary for fiscals 2003, 2004 and 2005.

(in thousands)	2005	2004	2003
Bank Entities:
FSB Development	$—	$72	$633
FSB Financial	645	955	918

Total Minority Interest	$645	$1,027	$1,551

We will include the following discussion in Note 1(l) Minority Interest in the Notes to Consolidated Financial Statements:

Minority interest in consolidated subsidiaries in the consolidated statements of financial condition and the consolidated statements of income and comprehensive income arise from the Bank’s non-wholly owned subsidiary, FSB Financial, and FSB Development’s 50% owned partnership. These entities were acquired in conjunction with the acquisition of the Bank in fiscal 2001. See Note 1(a) regarding the purchase of an additional interest in FSB Financial in fiscal 2005.

We will include the following discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Analysis of Operations”:

Minority Interest in Consolidated Subsidiaries. The decrease in minority interest in consolidated subsidiaries of $382,000 was primarily due to the increase in the Bank’s total investment in FSB Financial from 75% in fiscal 2004 to 90% in January of fiscal 2005. See Note 1(a) in the Notes to Consolidated Financial Statements contained in this Report. Minority interest in consolidated subsidiaries decreased $524,000 from fiscal 2003

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

to fiscal 2004. In fiscal 2003, FSB Development substantially completed the sale of the lots in its 50% owned partnership recognizing income of $1,500,000 while in 2004 income from FSB Development was $72,000 as it did not actively pursue a development in that year.

Note 1(r), Significant Accounting Policies, Restatement of Cash Flows, page F-14

6.	We refer to the statement that SWS has restated its Statement of Cash Flows for 2002 and 2003 to appropriately reflect the gross cash receipts and disbursements for certain banking transactions. Tell us and discuss in future filings the nature of the banking transactions and the accounting literature that supports the restatement.

Response:

Prior to fiscal 2004, SWS presented some of the cash flows of the Bank in three lines on the cash flow statement: “Change in Other Assets,” “Change in Other Liabilities” and “Loan Originations and Purchases, net of Repayments,” due to the immaterial nature of the cash flows. In fiscal 2004, some of the cash flows associated with the Bank’s assets and liabilities became material to the consolidated entity. In an effort to present comparable cash flow information for the earlier fiscal years, SWS restated its cash flow statement for fiscal 2003 and 2002 to properly reflect the gross cash flows for these Bank assets and liabilities.

Specifically, SWS restated the cash flow statement to present gross cash flow presentation for the Bank’s loan originations and repurchases. This included recording the amortization on loans and the gain on sale of loans in the operations section of the cash flow statement. Previously, these amounts had been presented in the “Loan Originations and Purchases, net of Repayments” line in the investing section of the statement.

Second, the Bank’s sales of real estate had previously been presented in the “Change in Other Assets” in the operating section of the cash flow statement. Subsequent to the restatement, the gross proceeds from these sales are reflected in the investing section of the cash flow statement as required by SFAS 95.

Also originally included in the “Change in Other Assets” line of the cash flow statement were purchase and sales of Federal Home Loan Bank (FHLB) stock. After restatement, the investment in FHLB stock was properly reported in investing activities.

Lastly, the changes in the note payable of the Bank’s subsidiary, FSB Financial, which had previously been recorded on the cash flow statement in “Change in Other Liabilities”, was moved to the Financing section of the cash flow statement to properly reflect the nature of these cash flows as financing as required by SFAS 95.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

We will include the following discussion in Note 1(s) Restatement of Cash Flow Statement in the Notes to Consolidated Financial Statements in our 2005 Form 10-K:

(s) Restatement of Cash Flow Statement

The Company has restated its Statement of Cash Flows for fiscal 2003 to reflect the gross cash receipts and disbursements for the Bank’s loans, real estate sales, investment in FHLB stock and notes payable transactions as required by SFAS 95, “Statement of Cash Flows.” The changes resulted in increased use of cash from operations of $10.7 million. Cash flow used in investing activities decreased $8.9 million. Cash flow from financing activities was increased by $1.8 million.

The effect of the revised presentation of cash flows from operating activities, cash flows from investing activities and cash flows from financing activities are presented below:

	Fiscal 2003
	Restated Amount	Previously Reported
Cash flow from operating activities	$(33,932)	$(23,216)
Cash flow from investing activities	(22,203)	(31,129)
Cash flow from financing activities	106,064	104,274

Net changes in cash	$49,929	$49,929

Note 4, Marketable Equity Securities, page F-16

7.	We refer to the equity investment in 373,550 shares of Knight that has a cost of $48,000 and an unrealized gain of $3.721 million as of June 25, 2004. Considering the material increase in the fair value of the shares, please tell us and disclose in future filings when and how you acquired the equity investment in Knight and how the cost basis of the investment was determined. In this regard, we note your response to Comment 7 of your letter dated February 16, 2001 with respect to the Form 10-K for the year ended June 30, 2000, which states you owned a minority interest of 3.3 million shares with an assigned value of $432,000 in the predecessor of Knight.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

Response:

Our response to you on February 16, 2001, discussed our ownership of a minority interest in Roundtable Partners LLC, the predecessor entity of Knight Trading Group, Inc. (“Knight”). Prior to the public offering of Knight, our ownership interest was converted to 1.7 million (3.3 million post-split) shares of Knight. The Company’s cost basis in the predecessor entity of $432,000 was assigned to these shares which was approximately $0.13 per share. As of June 25, 2004, the Company owned 373,550 shares which equates to a cost basis of $48,000 at $0.13 per share.

We will include the following discussion in Note 4 Marketable Equity Securities in the Notes to Consolidated Financial Statements:

SWS acquired the Knight shares as an original investor in the predecessor entity to Knight, Roundtable Partners LLC, (“Roundtable”). This ownership interest was converted to shares of Knight stock prior to the initial public offering of Knight stock in 1998. The cost basis in the Knight shares is the carryover basis of the ownership interest in Roundtable and is equal to approximately $0.13 per share of Knight.

All of the Knight shares held at June 25, 2004 were hedged by the embedded equity option included in the 5% Exchangeable Subordinated Notes (“Notes”) issued in the form of DARTSSM (or “Derivative Adjustable Ratio SecuritiesSM”) and subject to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The DARTSSM matured on June 30, 2004, in fiscal 2005. To satisfy the obligation at maturity, SWS delivered its remaining 373,550 shares of Knight stock to the DARTSSM holders. See Note 19. There were no sales of Knight stock during the fiscal year ended June 25, 2004.

8.	We refer to your statement that in accordance with SFAS No. 133 you recorded non-cash gains of $19.3 million in 2002 in addition to the realized cash gains of $4.994 million realized on the sale of 532,634 shares of Knight. In this regard, please tell us and in future filings provide the following information:

•	State the basis under SFAS 133 for recording this non-cash gain of $19.3 million.

•	Explain how the amount of the non-cash gain was determined since it exceeds by $14.263 million the amount of cash gain recognized on the sale of the Knight shares.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

•	Discuss the effect of the sale of the Knight shares on the accounting under SFAS 133 for the DARTS that were used to hedge the stock.

Response:

Upon sale of the 532,664 shares of Knight stock in 2002, SWS recognized a cash gain for the difference in the original cost basis of the Knight ($0.13 per share or $69,242) and the sales price of $9.50 per share (a total of gain of $4,994,000).

Prior to the hedging period (i.e., prior to the issuance of the DARTS in 2000), these shares of Knight were marked to market through the equity section of the balance sheet as required by SFAS 115. This mark to market resulted in a large unrealized gain in accumulated other comprehensive income as the shares were marked from their original cost of $0.13 per share to the market value at the hedging date of approximately $51.875 per share.

During the hedging period, subsequent change in the market value of the Knight shares were reported through the income statement as required by SFAS 133 as the shares were a hedged item in a fair value hedge. The shares were marked down significantly during this period from a fair value of $51.875 per share to approximately $15.72 per share (the market value on 12/20/2000 – the date the DARTS were re-purchased and hedge accounting was discontinued). This resulted in a negative cost basis for the securities as a result of the fair value hedge basis adjustments. Consequently, when these shares were ultimately sold in 2002, the unrealized holding gain on these shares was released from the accumulated other comprehensive income in the equity section and was reflected in trading gains on the income statement.

The non-cash gain was computed as follows:

Price at hedging date (i.e. DARTS issuance) ($51.875 per share) less price at discontinuance of hedge accounting (December 20, 2000; $15.72 per share) times shares (532,664) for a gain of $19,257,000.

SWS repurchased 640,782 of the outstanding DARTS in December of 2000, and discontinued the hedge accounting for the related 640,782 Knight shares. As described in Paragraph 25(b) of SFAS 133, “An entity shall discontinue, prospectively, the accounting specified in paragraph 22 and 23 for an existing hedge if any one of the following occurs (b) The derivative expires or is sold, terminated or exercised.” When SWS repurchased the DARTS, the derivative (the embedded equity option on the Knight stock) was effectively extinguished. Therefore, SWS discontinued the hedge accounting for 640,782 shares of Knight stock on December 20, 2000 when the DARTS were repurchased.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

Because the hedge accounting on these shares was discontinued on December 20, 2000, there was no impact on the hedge accounting for the DARTS when 532,634 of these Knight shares were ultimately sold in 2002.

Upon termination of the hedge accounting for these shares, the carrying value of the shares was no longer adjusted as prescribed by Paragraph 24 of SFAS 133 which states:

“The adjustment of the carrying amount of a hedged asset or liability required by paragraph 22 shall be accounted for in the same manner as other components of the carrying amount of that asset or liability.”

Going forward, the shares were marked to market, as required by SFAS 115, as available for sale securities through the equity section of the balance sheet.

We do not plan to discuss these sales in future filings as they occurred in fiscal 2002 which is no longer in the scope of our Form 10-K reporting periods.

Note 9, Equity Method Investments, page F-19

9.	We refer to the determination made by SWS in June 2002 that its investment in CSS, a software development company, was fully impaired and therefore wrote-off its investment in CSS of $3.084 million and goodwill for $933,000. Considering the write-off of your investment in CSS in 2002, and the continued material net losses of CSS that resulted in eliminating SWS’s equity investment in and loan to CSS, please tell us and disclose in future MD&A the business reasons for:

•	Lending CSS $3.250 million in December 2002.

•	Providing an additional equity investment of $2.9 million to CSS in December 2003.

•	Capitalizing $380,000 and $1.217 million for software development costs for fiscal 2004 and 2003 associated with the CSS technology platform. Refer to Note 11, “Software Development” on page F-20.

•	Converting in January 2005 the $3.5 million loan made in 2003 into an equity contribution. See MD&A, “Results of Operations, Investment in Comprehensive Software Systems” on page 26 of the March 31, 2005 10-Q.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

Response:

SWS has two relationships with CSS. First, SWS is an investor in CSS and holds an equity interest in the entity for investment purposes. SWS has been investing in CSS since its inception in 1993. Second, SWS is a customer of CSS and runs the software developed by CSS in the SWS brokerage operations.

In fiscal 2002, SWS determined that the equity investment in CSS was fully impaired. This judgment was based on continued losses of the entity, lack of market acceptance for the CSS software and doubt about the entity’s ability to continue as a going concern other than as a maintenance organization. Based on this evaluation, the equity investment balance as well as the related goodwill was written off the books of SWS.

However, SWS was using the CSS software as its primary brokerage software system. SWS was, and remains, the only entity using the full CSS system. The software was fully functional at SWS and was valuable to us as an operating system.

SWS determined, in fiscal 2003 and again in fiscal 2004, that it was in the best interest of SWS to continue to fund the development operations of CSS, despite the fact the commercial viability of its product was in question. SWS required the assistance of CSS to continue to improve and upgrade the software that was the primary software for its brokerage operations. Without continued support from CSS, SWS would have been required to convert its brokerage operations to a different product.

Consequently, SWS continued to make investments in CSS with the full knowledge that the investment might be unrecoverable. As CSS is accounted for on the equity method of accounting prescribed by APB 18, SWS expensed its pro rata share of the CSS losses resulting in a continued net investment in CSS of zero.

In fiscal 2005, SWS determined that it was capable of supporting the CSS software without continued assistance from CSS; consequently, SWS determined to cease equity investments in the CSS entity.

SWS continues to operate the CSS brokerage software for its brokerage operations. As additional projects and upgrades are made to the software, SWS evaluates the projects for the application of SOP 98-1 and has capitalized these costs where appropriate.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

We will include the following discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Events and Transactions—Investment in Comprehensive Software Systems, Inc.” and Note 10 Investments in the Notes to Consolidated Financial Statements:

In 1993, SWS became a part owner of Comprehensive Software Systems, Inc. (“CSS”), a software development company formed to develop a new brokerage front and back office system. We initially acquired a 7.96% interest in CSS and accounted for the investment on the cost basis. Through subsequent investments, our ownership in CSS increased to 25.08% in fiscal 2002. Consequently, we implemented the equity method of accounting prescribed by APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” We were the first company, and to date the only company, to fully implement the CSS system. We completed our installation of the system in September 2002. At June 28, 2002, we determined that the investment in CSS and its related goodwill was fully impaired based on an analysis of the projected cash flow from the investment.

To facilitate the continued enhancement of the CSS system, we entered into an agreement in December 2002, amended in June 2003, to loan CSS $3,500,000. In December 2003, we agreed to an additional equity investment of $2.9 million, resulting in the purchase of 5.8 million shares of CSS common stock. The purchases were made in equal quarterly installments (two purchases totaling approximately $1,443,000 were made in fiscals 2004 and 2005) and ultimately resulted in increasing our position in CSS to 30.22%. In January 2005, we forgave the $3.5 million loan made in fiscal 2003, converting it to an equity contribution. These investments were made to insure the continued operation of CSS while development of needed enhancements to the system were built.

In January 2005, we did not participate in CSS’ equity offering because we are no longer dependent on CSS for enhancements to the system. We have developed many of the functions needed to run the CSS system in-house. (See Note 12 to the Consolidated Financial Statements contained in this Report.) Subsequent to the equity offering in January 2005, we own 13.7% of CSS. Because no additional investments were made in CSS in the last half of fiscal 2005, we did not record any equity in losses of CSS. As of June 24, 2005, there is no recorded equity investment in CSS.

Our share of the undistributed losses of CSS for the fiscal year 2005, 2004 and 2003 were $2,276,000, $3,380,000 and $2,076,000, respectively. Based on SWS’ percentage of ownership, its pro-rata share of CSS’ losses was greater than the $1,443,000, $3,318,000 and $1,625,000 invested and loaned during fiscal year 2005, 2004, and 2003 respectively, by $833,000,

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

$62,000 and $451,000, respectively. From inception of the loans to date, SWS’ pro-rata percentage of losses of $7,733,000 was greater than the $6,386,000 loaned and invested by $1,347,000.

We will include the following discussion in Note No. 12 Software Development in the Notes to Consolidated Financial Statements:

SWS was part of a development team that worked with CSS to design and test CSS’s new brokerage front and back office system. The implementation was completed in September 2002. In accordance with Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” all costs associated with the initial implementation of the system were expensed due to the pilot nature of the product. Because the product has been developed, is operating in a production environment and has proven its stability, and SWS has chosen to continue to use this product as its main source of brokerage front and back office automation, SWS capitalized approximately $380,000 of software development up-grade costs associated with the CSS technology platform for fiscal 2004. These capitalized costs are primarily labor related and are depreciated over a three-year period which began in the fourth quarter of 2003. No amounts were capitalized during fiscal 2005.

Note 15, Income Taxes, page F-22

10.	We refer to the income tax expense of $5.555 million for 2004, equal to a 59.8% effective tax rate as compared to a 20.8% tax rate for 2003. Considering the significant increase in the effective tax rate for 2004, please tell us and in future filings provide the following:

•	Discuss the reasons for including a “Reserve for fines and penalties” for $2.8 million as part of the 2004 income tax expense.

•	State the operations of the business segment to which these penalties are related.

•	Disclose the fiscal periods to which these penalties and fines are related and the probability of additional fines and penalties.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

Response:

We will include the following discussion in Note 17 Income Taxes in the Notes to Consolidated Financial Statements:

	2005	2004	2003
Income tax expense at the statutory rate	$18,915	$3,252	$1,755
Tax exempt interest	(299)	(416)	(495)
Minority interest in consolidated subsidiaries	(226)	(360)	(542)
Reserve for tax impact of non-deductible civil money penalty (*)	—	2,800	—
Other, net	339	279	323

	$18,729	$5,555	$1,041

(*)	The Reserve for tax impact of non-deductible civil money penalty consists of the $8 million civil money penalty, at 35%, or $2,800, discussed in Note 23 and “Legal Proceeding.” $8 million of the total $10 million fine is a permanently excluded item for income tax purposes.

Note 17, Exchangeable Subordinated Notes, page F-23

11.	We refer to the issuance by SWS during June and July 1999 of $57.5 million in Notes consisting of 882,028 DARTS that were designated as a hedge of 1.014 million shares of Knight common stock. In this regard, please tell us and disclose in future filings the following information:

•	Describe the characteristics of the DARTS Notes that qualify it for being considered a hedging instrument under SFAS 133. In this regard, we note the “Risk Factors” section of the Form S-3 filed on May 21, 1999 for the offering of the DARTS, states that the value of the principal payment a holder of a DARTS will receive at maturity is not fixed, as in a typical investment in Notes, but will be based on the trading price of the Knight common stock at maturity.

•	Considering the value of the principal payment of the DARTS Note is not fixed, describe how the number and value of the common shares of Knight to be issued as payment for the DARTS notes were determined.

•	Explain to us and state in future filings why the payment by SWS of $17 million in December 2000 to repurchase and retire 640,782 DARTS or approximately 63% of the outstanding DARTS did not violate the terms of the Prospectus Summary which stated that the maturity date of the DARTS was June 30, 2004 and that the DARTS are not redeemable or exchangeable for Knight common stock prior to maturity.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

Response:

SWS actually issued 1,014,333 DARTS as the underwriters exercised their over-allotment option in July 1999 (See the first paragraph of Note 19 in the fiscal 2005 Form 10K).

The purpose of the hedge provided by the DARTS securities was to lock-in the gain on 1,014,333 shares of Knight at their appreciated value at the time of issuance ($56.6785 per share for the shares hedged by the original issuance and $47.36 per share for the shares hedged by the DARTS issued in the overallotment.)

Subsequent to the adoption of SFAS133, the DARTS notes were not considered the hedging instrument. Rather, the embedded equity combination option (the collar) on the Knight stock was the hedging instrument. The conversion feature in the DARTS qualifies as an embedded equity derivative under the provisions of Statement 133. This feature functions as an equity collar in hedging the shares of the Knight stock (i.e., should the value of the Knight stock rise in excess of $68 per share, the DARTS investor will realize the gain (a written call option) and should the value of the Knight stock decline below $56.6875, the DARTS investor realizes a loss (a purchased put option)). By entering into this transaction, SWS insured that the value of the 1,014,333 shares of Knight, when combined with the value of the embedded derivative in the DARTS will not decline below $56.6875.

SWS considered the guidance in DIG F7: Fair Value Hedges: Application of Written-Option Test in Paragraph 20(c) to Collar-Based Hedging Relationships, as to the flexibility of excluding the time value of the hedging option and considering the intrinsic value in the hedge. The guidance in DIG F7 indicates that the time value of the option can be excluded provided that the entity specifies that it will base that assessment only on changes in the option’s intrinsic value. Consequently, SWS chose to assess the hedge effectiveness based on the intrinsic value of the option. The difference in the fair value of shares at the time of issuance and the proceeds from the issuance of the DARTS was recognized over the hedging period to maturity based on the changes in fair value of the option.

SWS also considered the guidance in DIG E2 “Hedging – General: Combinations of Options in determining whether or not the equity collar was a net purchased option not subject to the effectiveness test in paragraph 20(c) of SFAS 133 for fair value hedges. SWS determined that the equity collar was a net purchased option as it met all of the following criteria in DIG E2:

(1)	No net premium was received;

(2)	The components of the combination of options were based on the same underlying;

(3)	The components of the combination of options have the same maturity date; and

(4)	The notional amount of the written option component was not greater than the notional amount of the purchase option component.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

Finally, SWS considered the guidance in DIG E18: Hedging – General: Designating a Zero-Cost Collar with Different Notional Amounts as a Hedging Instrument. The guidance in DIG E18 indicates that in a hedging relationship, a collar that is comprised of a purchased option and a written option that have different notional amounts can be designated as the hedging instrument and the hedge’s effectiveness can be assessed based on changes in the collar’s intrinsic value with the hedged item being specified as two different proportions of the same asset referenced in the collar, based on the upper and lower price ranges specified in the two options that comprise the collar. This guidance confirmed the hedging relationship designated between the embedded equity collar in the DARTS and the Knight common stock at the date of adoption of SFAS 133.

The number of shares of Knight stock to be delivered at maturity was disclosed in the DARTS prospectus and is summarized below.

(1) .8333 shares of Knight common stock for each DARTS if the price of Knight common stock at maturity is greater than or equal to $68.03

(2) if the maturity price is less than $68.03 but greater than $56.6875, a fractional share of Knight common stock equal to $56.6875 divided by the price at the maturity date

(3) one share of Knight common stock if the maturity price is below $56.6875.

Consequently, since the price of Knight common stock at maturity was less than $56.6875, SWS issued one share of common stock of Knight for each DARTS at maturity.

SWS did not redeem or exchange the DARTS in December of 2000. SWS purchased the DARTS obligations for cash in the open market at that time and subsequently retired the obligations. This was not in violation of the Prospectus.

We will include the following in Note 4 Marketable Equity Securities in the Notes to Consolidated Financial Statements:

SWS acquired the Knight shares as an original investor in the predecessor entity to Knight, Roundtable Partners LLC, (“Roundtable”). This ownership interest was converted to shares of Knight stock prior to the initial public offering of Knight stock in 1998. The cost basis in the Knight shares is the carryover basis of the ownership interest in Roundtable and is equal to approximately $0.13 per share of Knight.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

All of the Knight shares held at June 24, 2005 were hedged by the embedded equity option included in the 5% Exchangeable Subordinated Notes (“Notes”) issued in the form of DARTSSM (or “Derivative Adjustable Ratio SecuritiesSM”) and subject to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. The DARTSSM matured on June 30, 2004, in fiscal 2005. To satisfy the obligation at maturity, SWS delivered its remaining 373,550 shares of Knight stock to the DARTSSM holders. See Note 19. There were no sales of Knight stock during the fiscal year ended June 25, 2004.

We will include the following in Note 19 Exchangeable Subordinated Notes in the Notes to the Consolidated Financial Statements:

Issuance and Repurchase. On June 16, 1999, SWS issued $50 million Notes consisting of 882,028 DARTSSM. In July 1999, SWS issued an additional $7.5 million of the Notes (132,304 DARTSSM) as the underwriters exercised their over-allotment option. The embedded equity option in these Notes was designated as a hedge of 1,014,332 shares of Knight common stock. At maturity, these Notes were exchangeable into shares of Knight common stock or cash at the discretion of SWS. The number of Knight common stock shares to be delivered at maturity is equal to:

1)	0.8333 shares of Knight common stock for each DARTSSM if the price of Knight common stock at maturity is greater than or equal to $68.03;

2)	if the maturity price is less than $68.03 but greater than $56.6875, a fractional share of Knight common stock equal to $56.6875 divided by the price at the maturity date; or

3)	one share of Knight common stock if the maturity price is below $56.6875.

Consequently, since the price of Knight common stock at maturity was less than $56.6875, SWS issued one share of common stock of Knight for each DARTSSM at maturity.

In December 2000, SWS purchased 640,782 DARTSSM in the open market for approximately $17 million, or approximately 63% of its outstanding DARTSSM. These obligations were retired. SWS reduced the DARTSSM liability by approximately $17 million as a result of the repurchase in fiscal 2001. There was no material gain or loss recorded on the repurchase of the DARTSSM.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

12.	We refer to the statement that the DARTS matured on June 30, 2004 in fiscal 2005 and SWS delivered the remaining 373,550 shares of Knight stock to satisfy its obligation at maturity. Please tell us and provide in the footnote in future filings the following information:

•	Explain how the non-cash gain of $23.6 million was determined in accordance with SFAS 133. Also explain how the $4.835 million gain for early extinguishment of debt was determined.

•	Describe why the $18.8 million remainder of the gain was determined to be equal to the fair value of the Knight stock upon acquisition and the fair value of the Knight stock on the hedging date. We note that the Form S-3 filed in 1999 for the DARTS stated that the gain or loss on the DARTS Notes should be based on the value of the Knight stock on the maturity date.

Response:

In accounting for the DARTS under the provisions of SFAS 133, we were required to bifurcate and separately account for the embedded equity option at fair value. The host contract was adjusted for the change in the fair value of the embedded derivative at the date of adoption of SFAS 133.

Upon additional review in preparing this letter, SWS determined that the valuation of the embedded collar performed at the date of adoption of SFAS 133 as well as at each subsequent period, was calculated incorrectly. SWS erroneously computed the value of the down-side protection from the collar as a purchased call option rather than as a purchased put option. As the maturity date approached, the value of the put option component of the embedded collar increased more rapidly than was recorded by SWS (i.e. the positive fair value of the embedded collar was understated causing the value of the entire DARTS liability, inclusive of the embedded derivative, to be overstated). When the DARTS matured, SWS properly reduced the value of the DARTS obligation to zero but because the obligation was overstated, it resulted in the $4.8 million gain in the first quarter of fiscal 2005. Had the embedded option been valued correctly in the previous periods, there would have been no gain or loss associated with the maturity of the DARTS.

The error in valuation impacted all fiscal years from the adoption of SFAS 133 (in fiscal 2001) through the first quarter of fiscal 2005. In fiscal years 2001 through 2004, the error resulted in an overstatement of the DARTS obligation and the understatement of income. In fiscal 2005, the cumulative understatement of income was recognized via the $4.8 million gain. The balance sheet was correct at the end of the first quarter of 2005 after the maturity of the DARTS.

SWS reviewed and calculated the impact of this improper valuation for all fiscal years impacted (See Exhibit I) and determined that restatement for this error is appropriate. The fiscal 2005 Form 10-K will reflect the proper valuation for the derivative for all years presented. The Form 10-Qs for fiscal 2005 will also be amended and restated

Additionally, we have reviewed the impact of the error on management’s assessment as to the effectiveness of internal control over financial reporting as of the fiscal year-end dated at June 24, 2005. This transaction did not exist at June 24, 2005 as a result of the DARTS maturity on June 30, 2004; therefore, no controls over valuation of the embedded derivatives were required at June 24, 2005 since we had no such transaction in place at June 24, 2005 and we have no expectation of entering into derivative transactions in the future. Consequently, management has concluded that no material weakness existed in internal control over financial reporting at June 24, 2005. We have discussed this assessment with our external auditors.

We expect to include the following in “Controls and Procedures” in our Fiscal 2005 Form 10-K filing:

In the course of filing our fiscal 2005 Form 10-K, management determined that an accounting error existed in the application of SFAS 133 to our DARTSSM securities. This error resulted in the restatement of our 2001, 2002, 2003 and 2004 annual consolidated financial statements and September 24, 2004 interim consolidated financial statements. The DARTSSM were our only financial instrument subject to the provisions of SFAS 133, they matured on the fourth day of our 2005 fiscal year and no other transaction arose during the year or existed at the assessment date related to the provisions of SFAS 133. Additionally, we have no expectation of entering into derivative transactions in the future. Consequently, management assessed the impact of this error on internal control over financial reporting and determined that no material weakness in internal control over financial reporting existed at June 24, 2005.

The $18.8 million is a non-cash gain on the disposition of the shares because the shares were used to defease the DARTS liability, and thus, no cash was obtained in the transaction. When the final 373,550 shares of Knight common stock were delivered in payment of the DARTS obligation, the remaining unrealized holding gain included in accumulated other comprehensive income was released to the income statement. The amount of this non-cash gain was equal to the difference between the original basis in the Knight shares (0.13 per share) and the value of the stock at the issuance of the DARTS. We considered the issuance date of the DARTS to be the hedging date because that is the date at which the economic gain on the underlying Knight shares was secured. The reference to the hedging date was not meant to be a reference to an accounting hedge under SFAS 133. This will be clarified in future filings.

Note that, of the 373,550 shares of Knight common stock remaining at maturity, 241,246 were linked to the original issuance of the DARTS and 132,304 were linked to the DARTS issued to satisfy the underwriter’s over-allotment that was exercised on July 28, 1999. The non-cash gain was computed as follows:

For original shares:

Price at hedging date ($51.875) less original basis ($0.13) times shares (241,246) for a gain of $12,483,000

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

For over-allotment shares:

Price at hedging date ($47.36) less original basis ($0.13) times shares (132,304) for a gain of $6,249,000.

These two computations combined result in a non-cash gain of $18,732,000 or approximately $18.8 million.

We will include the following discussion in Note 19 Exchangeable Subordinated Notes in the Notes to Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Events and Transactions—Maturity of DARTSSM”:

The DARTSSM matured June 30, 2004, at which time SWS delivered 373,550 shares of Knight stock to the DARTSSM holders in satisfaction of SWS’ obligation in accordance with the terms of the governing agreements. Delivery of the Knight shares upon maturity of this obligation resulted in a gain of $18,732,000, equal to the difference in the fair value of the Knight stock upon acquisition and the fair value of the Knight stock on the issuance date of the DARTSSM (i.e. the hedging date).

Additionally, SWS will disclose in a new Note 1(t) Restatement for SFAS No. 133 as well as in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Events and Transactions—Maturity of DARTSSM”, the following information:

In fiscal 2005, SWS determined that its initial and periodic computation of the fair value of the embedded equity options in the DARTSSM obligation was incorrect. SWS erroneously calculated the value of the purchased put option component in the embedded equity collar as a purchased call option. The result of this accounting error was an overstatement of the DARTSSM obligation in the balance sheet and an understatement of income in fiscal 2001 through fiscal 2004. Because the DARTSSM obligation was overstated by $4.8 million at the beginning of fiscal 2005, SWS recorded $4.8 million in gain on the maturity of the DARTSSM obligation in the first quarter of fiscal 2005 that should have been recorded in previous years. Consequently, SWS restated its results for the first quarter of fiscal 2005 to eliminate the impact of the gain. SWS also restated its prior year financial statements to reflect the proper valuation of the embedded option. This restatement increased net income by $135,000 and $616,000, respectively in fiscal 2004 and 2003.

The Form S-3 filed in 1999 did not contemplate changes in accounting principles that were subsequently required to be adopted. Under our previous accounting treatment, the gain or loss on the sale of the DARTS would have been determined by the value of the Knight stock on the maturity date. That gain or loss would have been offset by a corresponding loss or gain on the disposition of the Knight shares used to settle the DARTS, resulting in the same net income impact at maturity as reported currently. However, SFAS 133 required that changes in the value of the embedded derivative in the DARTS be reported currently through income. Consequently, the change in accounting principles rendered the statement in the Form S-3 obsolete.

13.	Tell us and discuss in MD&A in future filings, the basis under SFAS 133 for reducing the Notes liability for $17.956 million and recording offsetting increases to Other Comprehensive Income to adjust the value of the embedded option when SFAS 133 was adopted.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

Response:

Before adopting SFAS 133, SWS recorded the DARTS obligation on the balance sheet at its face value of $57,500,000. Although the DARTS obligation was indexed to Knight common stock, the carrying value of the DARTS obligation had not previously been adjusted by analogy to the guidance in EITF 86-28. Under EITF 86-28, indexed debt instruments do not require adjustment for changes in the underlying index if the issuer owns the stock to which the debt is indexed and intends to settle the debt by delivery of the stock. While this treatment departed in some respects from the guidance for similar securities described by the SEC staff at the AICPA SEC conference in 1996, the effect of adopting the accounting described by the SEC staff would have resulted only in a balance sheet reclassification between liabilities and equity. In any event, the effects of the previous accounting would have no effect on current filings, as financial statements for pre-FAS 133 periods are no longer presented.

Upon adoption of SFAS 133, SWS was required to bifurcate and separately account for the embedded equity derivative component of the DARTS at its fair value. As required by paragraph 52(b) of SFAS 133, SWS accounted for the transition adjustment of a previous fair value hedging relationship by offsetting the value of the embedded derivative with the change in the value of the hedged item previously recorded in accumulated other comprehensive income (limited by the value of the embedded derivative). Therefore, SWS recorded the value of the embedded derivative at June 30, 2000 as a debit to the DARTS liability with a credit to the transition adjustment. The change in the value of the Knight stock from the date the DARTS were issued and the date SFAS 133 was adopted was also recorded with a debit to the transition adjustment and a credit to accumulated other comprehensive income. The accounting at transition was similar to the accounting detailed in DIG Issue J-13.

The standard does not specifically state whether the embedded derivative instrument is to be displayed separately from the host contract in the financial statements. In a speech dated December 4, 2000 at the 28th National Conference on Current SEC Developments, the SEC staff stated: “…The staff believes SFAS 133’s bifurcation requirements for embedded derivatives do not extend beyond measurement to presentation in the financial statements.” Consequently, SWS presented the embedded derivative along with the host contract in the financial statements.

See question 12 for the disclosure we plan to include in our fiscal 2005 Form 10-K filing.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

14.	Tell us and provide in here or in MD&A in future filings, as appropriate, an expanded discussion of how the embedded derivative instruments in the DARTS Notes qualified for hedge accounting under SFAS 133 and how your accounting policies comply with that standard, including the following:

•	The specific nature of the hedged assets and liabilities and if the hedge is a fair value or cash flow hedge.

•	How you identify the hedge item and the hedge instrument.

•	Describe the quantitative measures of correlation you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

•	Describe how you assess the ineffectiveness of the hedge.

•	Disclose when you perform these assessments.

•	Disclose where you present the gains and losses relating to hedge ineffectiveness in the statements of income and explain why that presentation is appropriate.

Response:

Objective and Strategy for Accomplishing the Objective and Nature of Hedged Risk

SWS acquired the Knight shares as a result of ownership of the predecessor entity to Knight, Roundtable Partners LLC, (“Roundtable”). This ownership interest was converted to shares of Knight stock prior to the initial public offering of Knight stock in 1998. The cost basis in the Knight shares was the carryover basis of the ownership interest in Roundtable and was equal to approximately $0.13 per share of Knight. Subsequent to the IPO of Knight, SWS was exposed to changes in the value of the Knight shares.

On June 16, 1999, SWS issued $57.5 million in derivative adjustable ratio securities (DARTS). Each DART matured on June 30, 2004. The DARTS bore interest at 5% per

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

year. The principal amount of each DART was $56.6875, which represented the closing bid price of Knight common stock on June 10, 1999. At maturity, the principal of the DARTS was to be paid by delivery of shares of Knight common stock or cash at the option of SWS. The number of Knight shares to be delivered was based on the value of the Knight stock at the time the DARTS matured.

The conversion feature in the DARTS qualified as an embedded equity derivative under the provisions of Statement 133. This feature functioned as an equity collar in hedging the shares of the Knight stock (i.e., should the value of the Knight stock rise in excess of $68 per share, the DARTS investor would realize a gain (a written call option) and should the value of the Knight stock decline below $56.6875, the DARTS investor would realize a loss (a put option)). By entering into this transaction, SWS insured that the value of the 1,014,333 shares of Knight when combined with the value of the embedded derivative in the DARTS would not decline below $56.6875.

See the response to question #11 for a more detailed discussion of the qualifications of the equity collar in the DARTS as a hedging instrument.

Method of Recognizing Changes in the Value of the Hedged Item and the Derivative

The gain or loss of the hedging instrument shall be recognized currently in earnings as required under a fair value hedge. The change in value of the Knight stock hedged by the DARTS attributable to the hedged risk shall adjust the carrying amount of the hedged item and will also be recognized currently in earnings.

How Hedge Effective Is Assessed

Pursuant to paragraph 20(C)(1) of the SFAS 133, a collar can qualify as a derivative hedging instrument without regard to the special test specified in paragraph 20(c) as long as a net premium was not received in cash or as a favorable rate or other term. Because an equity collar is the combination of a purchased option and a written option, an entity should use a methodology similar to that used for purchased options in determining whether the equity collar is highly effective as a hedge of the Knight shares. Accordingly, SWS assessed effectiveness of this hedge by comparing changes in the intrinsic value of the equity collar with changes in the fair value of its investment in Knight. Because the equity collar would only have intrinsic value when the share price of Knight was outside the $56.6875 - $68 per share range, effectiveness only would be assessed during these periods.

Because the critical factor for this equity collar is 1,014,333 shares of Knight stock, it can be concluded that the changes in the intrinsic value of the equity collar outside the $56.6875 - $68 per share range will be highly effective at offsetting the change in fair value of SWS’s investment in 1,014,333 shares of Knight stock.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

As the assessment of effectiveness of this hedge will be based on the changes in the collar’s intrinsic value, the changes in the time value of the collar is included currently in earnings.

Measurement of Hedge Ineffectiveness

There would be no hedge ineffectiveness related to the designated risk because the option’s intrinsic value will always move in tandem with the hedged investment in Knight stock outside the $56.6875 - $68 per share range. However, because the assessment of effectiveness of this hedge will be based on changes in the collar’s intrinsic value, the changes in the time value of the collar is included currently in earnings.

We will include the following discussion in Note 1(q) Accounting for Derivatives and Hedging Activities in the Notes to Consolidated Financial Statements:

All derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as a hedge of the fair value of a recognized asset or liability (a “fair value” hedge). The Company currently has no cash flow hedges, foreign currency hedges or non-hedging derivative instruments. Changes in the fair value of a derivative that is highly effective as and that is designated and qualifies as a fair-value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are recorded in current-period earnings. The mark-to-market of the time value of the embedded derivative is recorded in Other Expenses in the accompanying Consolidated Statement of Income and Comprehensive Income.

The Company has issued a financial instrument in which a derivative instrument was “embedded”. The Company assessed whether the economic characteristics of the embedded derivative was clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e. the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it was determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative was separated from the host contract, carried at fair value, and designated as a fair value hedge. However, if the entire contract were to be measured at fair value, with changes in fair value reported in current earnings, or if the Company could not reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract would be carried on the balance sheet at fair value and not be designated as a hedging instrument.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

The Company formally documents all relationships between hedging instruments and hedged items as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking the derivative that is designated as a fair-value hedge to the specific asset on the balance sheet. The Company also formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivative that is used in the hedging transaction has been highly effective in offsetting changes in the fair value of the hedged item and whether that derivative may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value of a hedged item; (2) the derivative expires or is sold, terminated or exercised; or (3) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued due to the Company’s determination that the derivative no longer qualifies as an effective fair-value hedge, the Company will continue to carry the derivative on the balance sheet at its fair value but will cease to adjust the hedged asset for changes in fair value. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings.

Assets designated as hedged items are assessed for impairment according to generally accepted accounting principles that apply to that asset. Such assessments are made after hedge accounting has been applied to the asset and exclude consideration of (1) any anticipated effects of hedge accounting and (2) the fair value of any related hedging instrument that is recognized as a separate asset or liability.

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

Note 21. Commitments, Contingencies and Guarantees, page F-28

15.	We refer to the $6.3 million of lease commitments that have been reserved for as impaired and related discussion in the “Impairment of Long-Lived Assets” section of MD&A on page 21. Considering that these impairment charges relate to the consolidation and reorganization of certain business units, please tell us and discuss in future filings, why the goodwill related to these business units had not been impaired.

Response:

The $6.3 million of lease commitments that were reserved for as impaired represents gross lease commitments. These lease commitments are offset by $3.4 million of minimum sublease rentals to be received in the future under non-cancelable subleases. These impaired leases are referenced, net of subleases, in the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Impairment of Long-Lived Assets.” Though these impairment charges relate to the consolidation and reorganization of certain business units, Mydiscountbroker.com in fiscal 2003 and the Parent and SWS Technologies in fiscal 2002, there was no goodwill related to these entities to impair.

Form 10-Q or the nine-month period ended March 31, 2005.

Commitments, Contingencies and Guarantees, page 21

16.	We refer to the SEC/NYSE Mutual Fund Inquiry that states Southwest Securities settled enforcement proceedings for $10 million and undertaking a number of measures to prevent future misconduct. In this regard, please tell us and disclose in future filings the nature and extent of the measures undertaken by SWS to comply with the requirements of the settlement agreement and the timing for implementing them.

Response:

In January 2005, Southwest Securities settled enforcement proceedings brought against it by the SEC and the NYSE. In addition to the payment of monetary penalties, we agreed to

•	retain an Independent Consultant to conduct a review of Southwest Securities’ supervisory, compliance and other policies and procedures designed to detect and prevent violations of federal securities law related to mutual fund late trading, and making, keeping and preserving required books and records;

•	cause the Consultant to prepare and submit to Southwest Securities and the SEC an Initial Report addressing the adequacy of Southwest Securities’ policies and procedures and making recommendations for improvements;

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

•	advise the Consultant which of the recommendations would be accepted and which were deemed to be unduly burdensome (which disagreements were to be resolved to either the Consultant’s or the SEC’s satisfaction);

•	cause the Consultant to deliver to Southwest Securities and the SEC a Final Report containing the recommendation resulting from the foregoing process; and

•	take all reasonable steps to adopt or implement all recommendations and proposals contained in the Consultant’s Final Report; and provide an affidavit to the SEC setting forth details of its efforts to implement the recommendations not later than one year following the settlement.

On June 14, 2005, the Initial Report was submitted to Southwest Securities and the SEC. In the Initial Report, the Consultant found that Southwest Securities had, among other preventative steps, restructured access to the mutual fund order entry portion of its software system, implemented a new report (the “Late Trading Verification Report”) to assist in its monitoring efforts, strengthened its written policy for supervising mutual fund trading activity and began work on a Short Term Trading Report to track all customer activity in specific mutual funds over specific time periods. Southwest Securities also adopted a new e-mail system to archive all electronic communications. The Initial Report also contained recommendations to strengthen the “Mutual Fund Department’s Order Entry Cut-Off Policy and Procedures” and to improve the procedures contained in the “Post Market Close Mutual Fund Transaction Review Procedures” (which recommendations had been adopted by the date of the Initial Report). The Consultant recommended that mutual fund orders be time-stamped denoting entry into the software system and also made recommendations as to additional appropriate supervisory uses which could be made of the Long Term Investment Report.

On August 14, 2005, Southwest Securities agreed to accept and implement all of the Consultant’s recommendations. We anticipate completing the process and submitting the affidavit prior to the agreed upon deadlines.

We will include the following discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Events and Transactions—SEC/NYSE Mutual Fund Inquiry” and Note 23 Commitments, Contingencies and Guarantees in the Notes to Consolidated Financial Statements:

In January 2005, Southwest Securities settled enforcement proceedings brought against it by the SEC and the NYSE alleging improper mutual fund trading and lack of appropriate record retention. In settlement of the

Mr. John P. Nolan

Accounting Branch Chief

September 9, 2005

actions, Southwest Securities agreed to pay a total of $10 million ($9.3 million after tax) which was fully reserved in fiscal 2004. Additionally, Southwest Securities agreed to engage an independent consultant to conduct a review of its supervisory, compliance and other policies and procedures designed to detect and prevent violations of federal securities law related to mutual fund late trading and making, keeping and preserving required books and records.

The consultant’s initial report contained an evaluation of preventative steps taken on Southwest Securities’ own initiative and recommended strengthening and modifying additional written procedures and reporting regimens. In August 2005, Southwest Securities accepted all of the consultant’s recommendations and has undertaken implementation. Southwest Securities anticipates all recommendations will be fully implemented by calendar year-end without significant expenditures.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any questions regarding our responses to your comments set forth above, or should any member of the staff need any additional information, please do not hesitate to call me at (214) 859-6610 or Stacy Hodges at (214) 859-9362 at your convenience.

Very truly yours,

/s/ Kenneth R. Hanks
Kenneth R. Hanks
Executive Vice President and
Chief Financial Officer

SWS Group, Inc.	Exhibit I
Computation of Materiality
SFAS Implementation Error

FISCAL 2001
CECAP	488
Op Income	1,711

Net P&L Error	2,199

		6/29/2001	Restated	% Change

Revenues		493,675	491,600	0.42%
Pretax		34,962	36,673	4.89%
Income before CECAP		21,277	22,389	5.23%
CECAP		(2,874)	(2,557)	11.04%
Net Income		18,403	19,832	7.77%
Earnings per Share		1.05	1.13	7.80%

Retained Earnings		298,503	299,932	0.74%

FISCAL 2002

P&L Error	1,482

		6/28/2002	Restated	% Change
Revenues		342,955	342,955	0.00%
Pretax		(7,385)	(5,903)	-20.07%
Net Income		(7,184)	(6,221)	-13.41%
Earnings per Share		(0.42)	(0.36)	-14.15%

Retained Earnings		255,285	257,677	-0.94%

FISCAL 2003

P&L Error	947

		6/27/2003	Restated	% Change
Revenues		269,737	269,737	0.00%
Pretax		5,015	5,962	18.88%
Net Income		2,868	3,484	21.46%
Earnings per Share		0.17	0.20	20.09%

Retained Earnings		249,773	252,781	-1.20%

FISCAL 2004

P&L Error	207

		6/25/2004	Restated	% Change
Revenues		281,015	281,015	0.00%
Pretax		9,292	9,499	2.23%
Net Income		2,710	2,845	4.96%
Earnings per Share		0.16	0.16	2.90%

Retained Earnings		247,639	250,782	-1.27%

FISCAL 2005

P&L Error	(4,835)

		6/24/2005	Restated	% Change
Revenues		350,287	345,452	1.38%
Pretax		54,044	49,209	-8.95%
Net Income		34,670	31,527	-9.06%
Earnings per Share		1.99	1.81	-8.93%

Retained Earnings		265,965	265,965	0.00%